BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

FINAL SYNTHETIC VOTING MAP

ORDINARY AND EXTRAORDINARY GENERAL MEETING

Meeting held on April 12, 2023

BRF S.A. (“BRF” or “Company”) (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to Resolution nº. 81/2022, hereby provides its shareholders with the final synthetic voting map of the Ordinary and Extraordinary General Meeting held on April 12, 2023, which consolidates the remote votes sent directly to the Company and through custody and bookkeeping agents, the votes delivered in person and through the remote participation system made available by the Company, as attached.

São Paulo, April 12, 2023.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.